Exhibit 99.1

STANDARD LITHIUM PROVIDES QUARTERLY ATM SALES UPDATE

VANCOUVER, BC, April 10, 2026 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI), a leading near-commercial lithium company, today provided a quarterly update with respect to the Company’s previously announced “at-the-market” equity program (the “ATM Program”) launched on August 8, 2025. The ATM Program allows the Company to issue and sell, from time to time, up to US$50,000,000 (or the Canadian dollar equivalent) of its common shares (“Common Shares”) from treasury to the public, at the Company’s discretion, pursuant to a sales agreement (the “Sales Agreement”) between the Company, Canaccord Genuity and Evercore ISI (collectively, the “Agents”).

During the quarterly period ended March 31, 2026, the Company issued a total of 2,267,842 Common Shares on the NYSE American LLC (the “NYSE American”) at an average price of US$4.86 under the ATM Program, providing gross proceeds of US$11,026,050. A commission of US$275,651 was paid to the Agents, in relation to these distributions.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction and purification process. The Company’s flagship projects are in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin Project.

Standard Lithium trades on both the TSX Venture Exchange (the “TSXV”) and the NYSE American under the symbol “SLI”.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Investor Inquiries

Daniel Rosen

+1 604 409 8154

investors@standardlithium.com

Media Inquiries

media@standardlithium.com